

16022247

Securities and Exchange

OCT 07 2016

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-42995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAGEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Ln #415
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tye Wynfield (310) 553-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West, Southfield MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tye Wynfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAGEN SECURITIES, INC., as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



MAGDA CORBIN
Commission # 2108278
Notary Public - California
Los Angeles County
My Comm. Expires May 21, 2019

Notary Public

Signature 9-27-16

President

Title

State: California
County: Los Angeles

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGEN SECURITIES, INC.
TABLE OF CONTENTS
JUNE 30, 2016

United States Securities and Exchange Commission's

Financial Statements

Statement of Operations

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Hagen Securities, Inc.
2112 Century Park Lane
Los Angeles, CA 90067

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Hagen Securities, Inc. as of June 30, 2016 and the related statements of income, changes in stockholder's equity, and cash flows for the year ended. These financial statements are the responsibility of Hagen Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hagen Securities, Inc. as of June 30, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Hagen Securities, Inc. financial statements. Supplemental Information is the responsibility of Hagen Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental

Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
September 7, 2016

HAGEN SECURITIES, INC.
STATEMENT OF OPERATIONS
JUNE 30, 2016

ASSETS

CURRENT ASSETS

Cash in Bank	48,680
Commissions Receivable	4,015
Total Current Assets	52,695

PROPERTY AND EQUIPMENT

Transportation Equipment	109,437
Less Accumulated Deprecation	1,304
Net Property and Equipment	108,133

OTHER ASSETS

Other Assets	2,589
Total Other Assets	2,589
TOTAL ASSETS	163,417

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF OPERATIONS
JUNE 30, 2016

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	1,748
Total Current Liabilities	1,748
LONG-TERM LIABILITIES	
Total Liabilities	1,748
STOCKHOLDER'S EQUITY	
Capital Stock, no par value Shares authorizes 10,000 Issued and outstanding	10,000
Retained Earnings	151,669
Total Stockholder's Equity	161,669
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	163,417

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF INCOME
12 Months Ended June 30, 2016

REVENUES	
Commission Earned	125,547
Miscellaneous Income	4,887
Total Revenues	130,434
OPERATING EXPENSES	
Employee Compensation	36,000
Medical Reimbursement	17,594
Communications	16,456
Occupancy	15,000
Other	33,173
Total Operating Expenses	118,223
Net Income (loss)	12,211

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
12 Months Ended June 30, 2016

RETAINED EARNINGS	
BEGINNING OF PERIOD	117,856
Plus net Gain	12,211
Plus Prior Period Adjustment	21,602
Less Dividends Paid	0
RETAINED EARNINGS	
END OF PERIOD	151,669

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
12 Months Ended June 30, 2016

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Amount	Amount
Balance as of July 1, 2015	10,000	$10,000	$117,856	$127,856
Net Income	-	-	12,111	12,111
Capital Transactions	-	-	-	-
Prior Period Adjustments	-	-	21,602	21,602
Balance at June 30, 2016	10,000	$10,000	$151,669	$161,669

The footnotes are an integral part of the financial statements

HAGEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
12 MONTHS ENDED JUNE 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	12,211
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustments	4,520
Depreciation and Amortization	9,554
Other	(41,588)
Losses (Gains) on sales of Fixed Assets	(8,382)
Decrease (Increase) in Operating Assets	
Accounts Receivable	(4,015)
Other	879
Increase (Decrease) in Operating Liabilities:	
FIT Payable	1,706
Accrued Liabilities	0
Total Adjustments	(37,324)
Net Cash Provided by (Used in) Operating Activities	(25,113)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(46,437)
Proceeds From Sale of Fixed Assets	0
Net Cash Provided by (used In) Investing Activities:	(46,437)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0
Treasury Stock	0
Net Cash Provided by (Used in Financing Activities:	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	(71,550)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD:	120,230
CASH AND EQUIVALENTS AT END OF PERIOD	48,680

The footnotes are an integral part of the financial statements

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Hagen Securities, Inc. (the Company) was incorporated in the State of California effective August 9, 1990. The Company has adopted a fiscal year ending June 30.

Description of Business

The company, located in Los Angeles, California is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry National Regulatory Authority "FINRA." The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the company on confirmation of investment by the investment company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. All of the company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statement at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flow and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Risk Concentration

The Company's revenue is derived primarily from commissions related to the sale of closed-end investment companies, publicly registered non-traded REITS, and oil & gas partnerships.

Income Taxes

Federal and State corporate income taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing difference in the recognition of income and expense for income tax purposes versus financial statement purposes have been recognized.

Retirement Plan

The company maintains a SEP-IRA retirement plan for the Company's sole owner-employee. The Company made a contribution of $6,000.00 in the fiscal year ended June 30, 2016.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE C - STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant a fixed dollar amount of 6-2/3 percent of total aggregate indebtedness, as defined, which ever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the straight line method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$109,437
Furniture and Equipment	3 - 7 years	0
Leasehold improvements	7 years	0
Less accumulated depreciation		(1,304)
		========
	Total	$108,133

Depreciation expense was 11,160 for the year June 30, 2016, and is included in the operating expenses in the accompanying statement of income.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

NOTE E - OTHER ASSETS

Other Assets included FINRA Flex Account - $55.00, Prepaid Expenses - $1,050, and Investment Account - $1,484.00

NOTE F - LEASES

The company paid $15,000.00 for the lease of its office space and Tye Wynfield made quarterly payments of $1,000 for the lease of an automobile.

NOTE G - INTEREST EXPENSE

The Company paid $258.00 in interest expense to various creditors.

NOTE H - SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE I - FAIR VALUE MEASUREMENTS

Management uses its best judgement in estimating the fair value of the Company's financial instruments; however, there are inherent weakness in and estimated technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the company could have realized in a sales transaction on the dates indicative. The estimated fair value amounts have been measured as of their respective periods ends, and have not been revalidated or updated for the purposes of these financial subsequent to those respective period ends, and have not been revalidated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison between the Company's disclosure and those of other companies may not be meaningful. The following methods and assumptions were used to estimating the fair values of the Company's financial instruments at June 30, 2016. There have been no significant changes in methodology for estimating fair value of the Company's financial instruments since June 30, 2016.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as flows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company determins its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurable for assets and liabilities where there exists limited or no observable market data and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset of liability and other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weakness in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at Fair Value Measurements topic of the FASB Accounting Standards Codification.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Accounts Receivable

The carrying amounts of accounts receivable approximate its fair value because of the short maturity of these instruments.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify that fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the imputes used in that vendor pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are approximately classified in the fair value hierarchy.

Valuation review of the Company's Investments, "G REIT Liquidation Trust," was conducted at Level 3. The fair value of this asset measured on a recurring basis as of June 30, 2016 was $1,484. The fair value of money market funds and market securities have been measured on a recurring basis using Level 3 inputs, which are based on unadjusted quoted market prices within active markets. There have been no charges in valuation techniques and related inputs.

NOTE J - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE K - COMMITMENTS AND CONTINGENCIES

Hagen Securities, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss of future obligation or that may be asserted against the firm at a future date.

NOTE L - PRIOR PERIOD ADJUSTMENT

The prior period adjustment was $21,602 to correct depreciation expense not taken in prior years.

NOTE M - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through September 7, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

HAGEN SECURITIES, INC.
Supplementary Schedules

See accountant's audit report

HAGEN SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year Ended June 30, 2016

Computation of Net Capital

Stockholder's Equity	161,669
Non-Allowable Assets	
Property and Equipment	108,133
Other Assets	6,604
Total Non-Allowable Assets	114,737
Haircuts on Securities Positions	
Securities Haircuts	0
Undue Concentration Charges	
Total Haircuts on Securities	0
Net Allowable Capital	46,932

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate indebtedness	117
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	41,932

Computation of Net Capital Requirement

Total Aggregate Indebtedness	1,748
Percentage of Aggregate Indebtedness to Net Capital	3.72%

Computation of Reconciliation of Net Capital

Net Capital Computed on Focus Report IIA as of June 30, 2016	46,932
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	46,932
Reconciled Difference	0

HAGEN SECURITIES
Supplementary Schedules
As of and for the Year Ended June 30, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or during its first year of operations, 800% (8:1). Net capital and the related net capital ratio my fluctuate on a daily basis. At June 30, 2016, the Company had net capital of $46, 932 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.72%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount that the Company maintain minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of total aggregate indebtedness. as defined. whichever is greater, and does not, therefore calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); All customer transactions cleared through other broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report. The firm is exempt from 15c-3-3; it does not maintain customers funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

HAGEN SECURITIES, INC.

REPORT ON SEPC ASSESSMENT RECONCILIATION

For the year ended June 30, 2016

See accountant's audit report

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

Board of Directors
Hagen Securities, Inc.
2112 Century Park
Unit 415
Los Angeles, CA 90067

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT OM SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period July 1, 2015 to June 30, 2016, which were agreed to by Hagen Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Hagen Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Hagen Securities, Inc.'s management is responsible for Hagen Securities, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check #71190 dated 7/18/2016 for the amounts of $109.26.

2. Compared audited Total Revenue for the period of July 1, 2015 through the June 30, 2016(fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Hagen Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

September 7, 2016

September 7, 2016

Edward Richardson, JR. CPA
15565 Northland Drive
Suite 508 West
Southland, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2016

Dear Edward:

Please be advised that Hagen Securities, Inc.("HSI") has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2015 through June 30, 2016. HSI did not hold customer securities or funds at any time during this period and does business on a limited basis (closed-end investment companies, publicly registered non-traded REITS, and oil & gas partnerships). HSI's past business has been of similar nature and has complied to this exemption since its inception, August of 1990.

Tye Wynfield, the president of HSI has made available to Edward Richardson all records and information including all communications from regulatory agencies received though the date of this review June 30, 2016.

Tye Wynfield has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected HSI's compliance with the this exemption.

If you would like additional information or have any questions, feel free to call me directly at (310) 553-7350.

Very truly yours,

HAGEN SECURITIES, INC.



Tye Wynfield
President

2112 Century Park Lane, Suite 415 • Los Angeles, CA 90067 • Fax: (310) 553-3803 • Tel (310) 553-7200 • (310) 553-7350

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

September 7, 2016

Board of Directors
Hagen Securities, Inc.
2112 Century Park
Unit 415
Los Angeles, CA 90067

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Hagen Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hagen Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Hagen Securities, Inc. stated that Hagen Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Hagen Securities, Inc., management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hagen Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA